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June 23, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated June 22, 2004 announcing that Arcelor has sold its stake in Aciérie de l'Atlantique SAS to Siderúrgica Añón SA.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

dlw 7/7

arcelor

82-34727

PRESS RELEASE

Arcelor to sell Aciérie de l'Atlantique

Luxembourg, June 22, 2004 - Arcelor has completed as of today the sale to Siderúrgica Añón, SA of its 100% stake in Aciérie de l'Atlantique, SAS (ADA), for a price of 77 million EUR.

On April 16, 2004 Arcelor had announced a commitment to sell its stake in ADA. After obtaining the approval of the relevant anti-trust authorities and the finalization of the due diligence process, the deal has been completed as of today.

ADA is a French company operating an electric arc furnace and a continuous casting facility located in Bayonne and manufacturing billets*. It is held by Arcelor through its subsidiary Aceralia Corporación Siderúrgica, S.A.

ADA is an activity of the Long Carbon Steel sector of Arcelor. With 223 employees and shipments of 770,000 tonnes of billets to various European and North–African countries, ADA's sales amounted to EUR185m in 2003.

Siderúrgica Añón, SA is a producer of rebars based in La Coruña (Spain).

The sale of ADA is part of Arcelor's Long Carbon Steel sector effort to optimize its value chain.

ARCELOR is the world's largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million tones in 2003. The Group employs 98 000 workers in more than 60 countries and it is a major player in all its main markets: automotive, construction, household appliances, packaging and general industry.

** Billets are semi-finished long carbon steel products*

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